Exhibit 99.1

News Release

For Immediate Release

Stantec signs letter of intent to acquire mining engineering firm McIntosh Engineering

EDMONTON AB (May 14, 2008) TSX:STN; NYSE:SXC

North American design firm Stantec is planning to add a new mining practice area to its expanding roster of services by signing a letter of intent to acquire McIntosh Engineering (McIntosh). With more than 200 employees principally located in Tempe, Arizona, and Sudbury and North Bay, Ontario, McIntosh serves many of the largest, deepest, and most technically challenging mines in the world. In 2007 McIntosh gross revenues were approximately C$32 million. The firms expect to complete the transaction in early July.

“This is a strategic services addition to Stantec in the industrial sector,” says Tony Franceschini, Stantec President & CEO. “McIntosh will give Stantec a more visible presence in the active mining sector, complementing the current environmental, engineering, and project management services we offer and give us the opportunity to provide our full suite of engineering, design and scientific services to McIntosh’s existing clients.”

McIntosh is a leader in underground mining engineering and services range from mine conceptualization through full mine feasibility, detail engineering and design for construction, procurement and construction management. The firm’s specialties include underground mining methods, mine development, deep shafts, materials handling systems and complete infrastructure in support of underground operations.

“This is an exciting time for us to be joining Stantec,” says Scott McIntosh, President & CEO. “Being a part of Stantec provides our clients access to expanded resources for their projects. Equally important, our staff will have increased career development opportunities, enhancing our ability to recruit and retain the best employees to serve our clients.”

Focusing on underground mining, the company literally wrote the book on underground hard rock mining, producing The Hard Rock Miner's Handbook which contains twenty-nine chapters covering geology through mining, mine development, infrastructure, and mineral processing.

For more information visit http://announcements.stantec.com/mcintoshengineering

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 9,000 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com	McIntosh Contact Scott McIntosh McIntosh President & CEO Tel: (480) 831-0310 SLMcIntosh@McIntoshEngineering.com

One Team. Infinite Solutions.